FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of March, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)









         THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                     2007 CONSOLIDATED RESULTS - HIGHLIGHTS

..    Net operating income before loan impairment charges and other credit risk provisions up 37.6 per cent to HK$127,009 million (HK$92,325 million in
     2006).
..    Pre-tax profit up 51.4 per cent to HK$78,761 million (HK$52,016 million in
     2006).
..    Pre-tax profit excluding dilution gains up 42.3 per cent to HK$74,026 million.
..    Attributable profit up 53.9 per cent to HK$58,028 million (HK$37,709 million in 2006).
..    Return on average shareholders' equity of 32.1 per cent (31.1 per cent in
     2006).
..    Assets up 25.4 per cent to HK$3,952 billion (HK$3,151 billion at the end of
     2006).
..    Capital adequacy ratio of 11.6 per cent; core capital ratio of 8.8 per cent. (Total capital ratio of 13.5 per cent and tier 1 capital ratio of
     12.3 per cent at 31 December 2006).
..    Cost efficiency ratio of 37.1 per cent (41.4 per cent for 2006).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Vincent Cheng, Chairman

The Hongkong and Shanghai Banking Corporation Limited reported another year of record profit in 2007, driven by the successful execution of our strategy and robust economic conditions and markets. Profit before tax was up 42.3 per cent to HK$74,026 million, excluding dilution gains arising from our strategic investments in mainland China. Profit before tax in Hong Kong was up 41.6 per cent to HK$53,792 million and up 44.1 per cent in the Rest of Asia-Pacific to HK$20,166 million, excluding the dilution gains noted above of HK$4,735 million.

We continue to implement our core strategies of building an emerging markets-led and financing-focused Global Banking and Markets business, a wealth management and consumer banking focused Personal Financial Services operation and a Commercial Banking business that capitalises on Asia's growing trade and investment flows. Our customer group business expansion is self funding and fully exploits the Group's unique reach to capture geographic and cross-customer group opportunities.

HSBC continued investing for the future in 2007. In Taiwan we agreed to acquire selected businesses and operations of The Chinese Bank, increasing our presence on the island from eight to 47 outlets. We also acquired the factoring company Chailease Credit Services, which gave us a leading position in this key regional market segment. We increased our own branch network in mainland China by almost 100 per cent to 62 outlets. We remain the leading foreign bank in China and were one of the first foreign banks to locally incorporate on the Mainland. The bank was also the first international bank to launch a rural bank in mainland China.

We continued to grow our physical network in other parts of the region as well, with the number of our own branded outlets in the Rest of Asia-Pacific (excluding China) growing by just over 25 per cent from 218 to 276.

In South Korea, HSBC entered into an agreement with Lone Star to acquire 51.02 per cent of Korea Exchange Bank. The transaction, with a consideration of approximately US$6,450 million, is subject to regulatory approvals and other conditions being met.

We made significant progress growing our regional insurance platform to complement existing operations in Hong Kong, Singapore and Malaysia. HSBC formed a joint life insurance company in India with Canara Bank and Oriental Bank of Commerce with access to 40 million customers through 3,600 outlets. Recently the bank purchased just under 50 per cent of Hana Life from Hana Financial Group of Korea for a consideration of US$58.4 million. In Vietnam, HSBC took a 10 per cent stake in BaoViet Holdings (formerly Vietnam Insurance Corporation), the country's leading insurer, for a consideration of US$255 million with rights to take up to 25 per cent of the company, subject to certain limitations and conditions. In China the bank received approval to set up a joint venture insurance company under the Closer Economic Partnership Arrangement between the Mainland and the Hong Kong Special Administrative Region. In Taiwan the bank launched an insurance operation upon receiving an insurance branch licence.

The group's strategic investments, Bank of Communications, Ping An Insurance, Bank of Shanghai, and Industrial Bank through our subsidiary Hang Seng Bank, continue to progress well. Hang Seng Bank recently agreed to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank for a consideration of US$103 million. In Vietnam, we raised our stake in Vietnam Technological and Commercial Joint-Stock Bank (Techcombank) from 10 per cent to 15 per cent which was subsequently diluted by the issue of additional shares to
14.44 per cent.

Personal Financial Services reported exceptional profit before tax growth, up
49.8 per cent to HK$32,786 million. This was driven by strong performance in net interest income, up 19.8 per cent due to a rise in deposits. In addition, fee income rose 85.3 per cent as a result of significant growth in wealth management sales in Hong Kong with contributions from key markets in the region. Fee income from stockbroking and custody services increased on the back of buoyant equity market conditions. Retail securities volume was up 160 per cent with more than 80 per cent of the transactions performed online. During the year HSBC launched our global Premier offering, aimed at the internationally mobile mass affluent. Of our 10.9 million HSBC PFS customers in the region, up 10 per cent in 2007, more than 546,000 are Premier, which is up 25 per cent on a year ago.

Commercial Banking reported pre-tax profit of HK$18,754 million, up 25.5 per cent. Net interest income rose 21.9 per cent on strong balance sheet growth resulting from customer acquisition, up by more than 34,000 to 403,800 across Asia. Net fee income was up 18.5 per cent, boosted by increasing sales of wealth management and insurance products to existing customers. The cross-border Global Links referral system generated over HK$32.1 billion in deals in 2007.

Global Banking and Markets enjoyed an exceptional year with pre-tax profit up
62.7 per cent to HK$24,804 million, supported by strong equity market conditions and a significant improvement in net interest income driven by better investment returns. In Hong Kong we continue to lead in key activities, including foreign exchange, debt capital markets, structured products, payments and cash management and securities services. Debt underwriting enjoyed a record year as the business focused on meeting existing clients' expanding capital needs. Our investment banking and equity capital markets businesses made significant progress, advancing to No.1 in the targeted Hong Kong High Yield Bond league table.

The global economic outlook remains uncertain with expectations of a continued slowdown in the United States. Further fallout from the US sub-prime lending situation and turbulent market conditions are bound to affect the economic prospects of Asia's dynamic economies. Our strong capital base and liquidity position us well in the current environment. The flight to quality has benefited HSBC amid the recent economic and market uncertainty. We will continue to invest in our business expansion in the region during 2008 to ensure we fully exploit the medium and long-term opportunities arising from Asia's economic development.

Results by Customer Group

                                                              Global
                                    Personal                 Banking                         Intra-
                                   Financial  Commercial         and  Private               segment
Figures in HK$m                     Services     Banking    Markets^  Banking   Other   elimination      Total

Year ended 31Dec07

Net interest income/(expense)         36,039      17,075      15,348       47  (4,536)       (1,212)    62,761

Net fee income                        19,474       5,948       9,294      105     120             -     34,941

Net trading income                     1,761       1,033      11,547       62     950           703     16,056

Net income/(loss) from financial
  instruments designated at
  fair value                           6,966        (72)          31        -  (1,233)          509      6,201

Gains less losses from
  financial investments                   23           1         427        -     441             -        892

Gains arising from dilution of
  investments in associates                -           -           -        -   4,735             -      4,735

Dividend income                           16           6         134        -     537             -        693

Net earned insurance premiums         22,363       1,200         132        -       -             -     23,695

Other operating income                 1,323         249         714       20   7,137        (5,387)     4,056

Total operating income                87,965      25,440      37,627      234   8,151        (5,387)    154,030

Net insurance claims
  incurred and movement in
  policyholders' liabilities         (26,217)       (703)       (101)       -       -             -    (27,021)

Net operating income before
  loan impairment charges and
  other credit risk provisions        61,748      24,737      37,526      234   8,151        (5,387)   127,009

Loan impairment charges and
  other credit risk provisions        (4,770)       (784)       (248)       -      (3)            -     (5,805)

Net operating income                  56,978      23,953      37,278      234   8,148        (5,387)   121,204

Operating expenses                   (24,698)     (7,946)    (13,718)    (241) (5,962)        5,387    (47,178)

Operating profit/(loss)               32,280      16,007      23,560       (7)  2,186             -     74,026

Share of profit in associates
  and joint ventures                     506       2,747       1,244        -     238             -      4,735

Profit/(loss) before tax              32,786      18,754      24,804       (7)  2,424             -     78,761

Share of profit/(loss) before tax       41.6%       23.8%       31.5%       -     3.1%            -        100%

Advances to customers                495,964     347,219     347,761    4,002  17,140             -  1,212,086

Customer accounts                  1,263,290     576,078     629,528    9,660   7,550             -  2,486,106

Year ended 31Dec06

Net interest income/(expense)         30,090      14,006       9,104       45  (4,201)        2,055     51,099

Net fee income/ (expense)             10,512       5,018       6,937      101    (164)            -     22,404

Net trading income/(loss)                889         796       8,682       14     825        (2,288)     8,918

Net income/(loss) from financial
  instruments designated at
  fair value                           3,364        (384)         74       (1)   (616)          233      2,670

Gains less losses from
  financial investments                  108           -         226        -   1,132             -      1,466

Dividend income                            9          10          55        -     675             -        749

Net earned insurance premiums         20,741         972         133        -       -             -     21,846

Other operating income                 2,262         348         430       14   7,005        (4,406)     5,653

Total operating income                67,975      20,766      25,641      173   4,656        (4,406)   114,805

Net insurance claims
  incurred and movement in
  policyholders' liabilities         (21,902)       (478)       (100)       -       -             -    (22,480)

Net operating income before
  loan impairment charges and
  other credit risk provisions        46,073      20,288      25,541      173   4,656        (4,406)    92,325

Loan impairment charges and
  other credit risk provisions        (4,528)       (446)        250        -     (85)            -     (4,809)

Net operating income                  41,545      19,842      25,791      173   4,571        (4,406)    87,516

Operating expenses                   (19,913)     (6,531)    (11,219)    (167) (4,815)        4,406    (38,239)

Operating profit/(loss)               21,632      13,311      14,572        6    (244)            -     49,277

Share of profit in associates
  and joint ventures                     257       1,634         671        -     177             -      2,739

Profit/(loss) before tax              21,889      14,945      15,243        6     (67)            -     52,016

Share of profit/(loss) before tax       42.1%       28.7%       29.3%       -    (0.1%)           -      100.0%

Advances to customers                446,990     276,172     301,069    3,312  16,239             -  1,043,782

Customer accounts                  1,121,286     438,943     417,335    7,253   4,650             -  1,989,467


^ Global Banking and Markets was previously referred to as Corporate
  Investment Banking and Markets

Personal Financial Services reported a profit before tax of HK$32,786 million, an increase of 49.8 per cent over 2006. This was driven by strong growth in operating income, partly offset by investment in continued business expansion in the rest of the Asia-Pacific region.

Net interest income increased by HK$5,949 million, or 19.8 per cent, compared with 2006. In Hong Kong, net interest income rose by HK$3,659 million, or 16.3 per cent, as average customer account balances grew following a series of deposit campaigns and rate offers to address customers' demand for short-term products amid the buoyant stock market and during IPO subscription periods. In addition, the relaunch of our global HSBC Premier attracted new funds, and spreads improved as a result of tactical deposit pricing and higher foreign currency interest rates. An active property market was underpinned by strong economic conditions, supported by stable domestic interest rates throughout the year. However, customer appetite for higher mortgage borrowing remained muted and intense competition led to a tightening of spreads.

In the rest of Asia-Pacific, net interest income rose by HK$2,290 million, or
29.7 per cent, driven by strong deposit growth across the region. As a result of the group's focus on growing the mass-affluent HSBC Premier customer base, deposits increased in a number of countries, particularly Singapore, mainland China and India, and deposit spreads improved on the back of higher interest rates.

Several Mainland branches were granted approval to offer certain renminbi deposit products to local residents in late 2006 and since local incorporation in March 2007, we have been gradually rolling out our renminbi services to local residents. Following regulatory inspection and confirmation, branches in 11 priority cities have commenced renminbi business to local residents. Additional branches were added in the key economic zones of the Pearl River Delta, the Yangtze River Delta and the Bohai Rim, leading to significant deposit growth. HSBC's own branded network has 18 branches and 44 sub-branches. HSBC has the largest branch network among foreign banks and remains focused on offering Premier services.

HSBC Direct was launched in South Korea in February 2007 following the launch in Taiwan in the third quarter of 2006, and both areas have progressed well, with over 240,000 customers generating deposits of more than HK$9 billion since launch. Interest earned on credit cards was higher in India, the Philippines and Thailand, reflecting growth in the number of cards in circulation and higher levels of receivables as the relationships mature. In India, HSBC has 2.6 million credit cards in circulation. Income from consumer lending also rose, notably from personal instalment loans in India and Indonesia, and spreads widened as a result of higher pricing.

Net fee income of HK$19,474 million was 85.3 per cent higher than in 2006, driven by strong business growth and favourable investment market sentiment in Hong Kong. Fee income from stockbroking and custody services rose as transaction volumes were significantly higher, reflecting buoyant stock market conditions and a large number of IPOs in Hong Kong in 2007. The retail securities volume registered over 160 per cent growth with over 80 per cent of transactions performed online. The growth rate slowed in the last few months of the year, when US sub-prime concerns and contractionary monetary policy in mainland China led to equity market falls.

Throughout 2007, sales of unit trusts and structured investment products increased significantly as investors were encouraged by informative and targeted campaigns to boost investment awareness, and by the launch of new funds, particularly those comprising China stocks. Strong investment sales were recorded in mainland China, India, South Korea and Taiwan. HSBC was granted permission to offer residents of mainland China renminbi-denominated products through its 'Qualified Domestic Institutional Investor' offerings.

Net fee income from credit cards was HK$274 million, or 20 per cent higher than in 2006. The group maintained its leadership position in Hong Kong and now has more than 4.9 million cards in circulation throughout the territory. This was augmented by a 15 per cent rise in cardholder spending as retail sales growth remained high. In the rest of Asia-Pacific, expansion of the cards business continued, particularly in India and the Philippines. The number of cards in circulation rose by 14 per cent to a total of 7.7 million, and reward programmes helped drive a 30.2 per cent increase in cardholder spending.

Income from insurance business (included within 'Net interest income', 'Net fee income', 'Net income from financial instruments designated at fair value', 'Net earned insurance premiums', the change in present value of in-force business within 'Other operating income', and after deducting 'Net insurance claims incurred and movement in policyholders' liabilities'), increased by 37%, with continued focus on retirement planning services. The launch of new investment-linked insurance products contributed to growth in life assurance premium income. Sales of general insurance products also grew, supported by more efficient usage of alternative distribution channels such as the internet.

The charge for loan impairment increased by HK$242 million to HK$4,770 million, mainly due to the rapid expansion in the credit card business and changes in collection methods and regulatory restrictions on collections in India. In Hong Kong, higher loan impairment charges, mainly against credit card lending, were largely volume-driven but were partly offset by higher collective impairment releases. In the rest of Asia-Pacific, impairment charges rose in line with volume growth in cards and personal loans in India, Thailand and Australia. Delinquency rates also rose in Thailand as a result of higher minimum repayment rules for cards, coupled with a deterioration in credit conditions.

In Taiwan, impairment charges against credit card lending were lower on account of improved delinquency rates whereas prior year impairment levels were severely affected by the imposition of a mandatory government debt negotiation scheme which led to market-wide credit losses. However, conditions continue to be monitored closely in light of proposed legislation in respect of personal bankruptcy arrangements due to be introduced in 2008. In Indonesia higher recoveries were a result of improved collection efforts. The reduction in the impairment charges also benefited from greater collection efforts.

Operating expenses were HK$4,785 million, or 24 per cent, higher than in 2006, principally driven by continued investment in organic growth across the rest of the Asia-Pacific region. In Hong Kong, operating expenses rose by 15.8 per cent. Staff costs were higher primarily as a result of sales incentives and other performance-related pay, in addition to salary rises. Premises costs were higher, comprising branch refurbishments along with rises in commercial rentals. Marketing expenses rose as a result of ongoing promotion of the HSBC brand and campaigns to boost business activities, particularly for wealth management products and credit cards. In the rest of Asia-Pacific, costs increased by HK$3,055 million, or 34.0 per cent, notably in India, mainland China, Indonesia and the Philippines. Headcount rose by 18.6 per cent as sales and support functions were strengthened to support business growth. Premises costs rose as new outlets were opened in Indonesia, India, the Philippines, Sri Lanka, Bangladesh and mainland China. Following the launch of the consumer finance business in the region last year, India and Indonesia continued to incur investment costs to strengthen their market presence. South Korea increased staff, infrastructure and marketing expenditure related to the launch of HSBC Direct.

Income from associates of HK$506 million includes improved results from Bank of Communications and Industrial Bank.

HSBC was the recipient of four major awards from The Asian Banker this year:
Best Retail Bank in Hong Kong, Best Regional Retail Business in Asia, Excellence in Bancassurance and Excellence in Internet Banking (Channel), affirming the group's leading position in personal banking in the region.

Commercial Banking reported profit before tax of HK$18,754 million, an increase of 25.5 per cent over 2006, driven by strong balance sheet growth.

Net interest income increased by HK$3,069 million, or 21.9 per cent, compared with 2006. This reflected growth in advances and deposits from SME customers, particularly from mainland China, resulting from product development and active marketing efforts, coupled with improvements in deposit spreads.

In Hong Kong, net interest income rose by HK$1,540 million, or 14.8 per cent. Stable domestic interest rates persisted through most of 2007, followed by cuts in the latter part of the year. As a result, margins were higher than in 2006, despite competitive pressures. Foreign currency deposits achieved significant growth on the back of rises in global interest rates and spreads improved as a result of active management of savings rates offered to customers. Promotional activities and continued emphasis on the SME segment contributed to the growth of 'BusinessVantage' accounts. Non-trade lending balances increased as the economy continued to grow and demand for credit remained strong. Cross-border lending to manufacturers with operations in mainland China continued to be strong as intra-Asia trade accelerated. However, asset spreads were generally tighter as a result of market competition, particularly for corporate and mid-market business customers.

In the rest of Asia-Pacific, net interest income grew by 42.8 per cent. The opening of new branches, increased commercial presence through call centres and enhancement of Business Internet Banking across the region contributed to customer acquisition. These factors helped deliver deposit and loan growth, coupled with the widening of spreads, notably in India and mainland China. Efforts were made to increase liability balances by conducting various deposit garnering campaigns in Taiwan, mainland China and Australia. Trade balances grew in South Korea, mainland China, Vietnam and India, and the business was strengthened by the acquisition of Chailease Credit Services, a Taiwanese factoring company, in May 2007. The group continued to develop its cross-border capabilities and its cross-border referral system Global Links established combined business opportunities across different geographical boundaries. Country desks were established by South Korea and Taiwan in mainland China, and a new commercial banking unit was acquired in South Africa.

Net fee income rose by HK$930 million, or 18.5 per cent, and was largely attributable to higher cash management, remittance and trade fees, particularly in Hong Kong and India, driven by increased trade flows and enhancements to customer service. Fees from sales of unit trusts and structured investment products rose as the robust Hong Kong stock market boosted investment appetite and demand for investment products. Earnings from customer foreign exchange trades also rose, reflecting an increase in cross-border payments. Remittance income was boosted by an enhanced billing system and introduction of same-day processing.

The net charge for loan impairment was HK$338 million higher than in 2006 primarily due to fewer corporate releases in Hong Kong, mainland China, Australia and Indonesia, coupled with new specific charges against a number of customers in Thailand. These increases were partly offset by a release of collective impairment provisions in Hong Kong. Credit quality generally remained stable in Hong Kong and elsewhere in the region, and there were recoveries in Mauritius and Singapore.

Operating expenses increased by 21.7 per cent over 2006, largely attributable to higher staff costs as the number of client-facing staff increased in Hong Kong, India and mainland China to support SME initiatives, insurance business expansion and product development. This included staffing of commercial-only banking branches in Hong Kong. Performance-related costs also rose significantly, in line with the improved results. The group continued to place strong emphasis in leveraging its direct channel capabilities and the number of internet-based transactions increased, contributing to efficiencies that mitigated the increased cost of processing higher volumes. There are now over 100,000 customers registered as Business Internet Banking users in Hong Kong. The Business Internet Banking site was enhanced in the first quarter, leading to processing cost efficiencies. Call centres were also re-engineered to improve their ability to promote the sale of packaged products. Direct channels constituted 47 per cent of the total number of transactions. In the rest of the Asia-Pacific region, higher costs reflected the increased sales force to support initiatives and business expansion. Higher IT and infrastructure costs and marketing expenditure were incurred in these countries and territories as a result of branch expansion.

Income from associates of HK$2,747 million includes improved results from Bank of Communications and Industrial Bank.

Commercial Banking was presented with a number of awards for its SME business including the Best SME Partner from the Hong Kong Chamber of Small and Medium Business.

Global Banking and Markets reported profit before tax of HK$24,804 million, 62.7 per cent higher than in 2006. Significant growth was recorded in Global Markets trading businesses and fees from securities services.

Net interest income increased by HK$6,244 million, or 68.6 per cent, compared with 2006. Balance sheet management revenues rose significantly, reflecting the replacement of maturing low-yield assets at higher yields, as well as falling US dollar interest rates in the second half of 2007, leading to lower cost of funds. Global Banking also contributed to the increase as deposit balances in payments and cash management grew on new client acquisition and organic business growth, and margin spreads improved in a number of Asian countries. This compensated for the drop in interest income from corporate lending, largely on account of margin compression in Hong Kong which was principally due to surplus liquidity in the market. Strong growth in income was recorded in India and mainland China with increased focus on emerging markets activities.

Net fee income increased by HK$2,357 million, or 34.0 per cent compared with 2006. In Hong Kong, higher revenues in the securities and fund services business reflected increased client volumes, driven by continuing investor confidence in the local stock markets and high IPO activity. In addition, there were strong performances from South Korea, Australia, and Singapore, and capabilities in the region were strengthened by the acquisition of Westpac's sub-custody business in Australia and New Zealand last year. Investment banking benefited from strong capital markets, and underwriting revenues from IPO activities in Hong Kong grew significantly. Fee income from asset management increased by 41 per cent due to the successful launch of a number of funds, notably in China. Structured finance reported lower fees, reflecting lower transaction volumes over the same period last year.

Net trading income rose by 33.0 per cent to HK$11,547 million. Foreign exchange and interest rate derivatives profits were higher as market volatility provided good trading opportunities and higher sales volumes, particularly in Hong Kong, India and Thailand, reflecting increasing inward investment into Asia and a growing demand for risk management and investment products from customers. The equities and equity derivatives businesses in Hong Kong, which have been built up significantly over the past two years, capitalised on the strong regional stock market performances and returned excellent results. In particular, there was significant growth in structured equity derivatives, attributable to cross-sales to personal and private banking customers.

There was a net charge for loan impairment of HK$248 million compared with a net release of HK$250 million in 2006. Although the corporate credit environment throughout the region generally remained benign, there were lower releases, and a new specific allowance was made against a mainland China exposure.

Operating expenses increased by 22.3 per cent compared with 2006, reflecting headcount increases to support business expansion in all areas and higher performance-related remuneration. IT costs also rose to support business growth.

Income from associates of HK$1,244 million includes improved results from Bank of Communications and Industrial Bank.

Other includes income and expenses relating to certain funding, investment, property and other activities that are not allocated to the customer groups.

Gains of HK$4,735 million were made on the dilution of the group's interests in Bank of Communications, Industrial Bank and Techcombank. These three associates raised new capital during 2007, but the group did not subscribe for any additional shares issued under these offers and, as a result, its percentage shareholdings decreased. However, the assets of all three increased substantially as a result of the new issues, and consequently the group's share of the associates' underlying net assets increased by HK$4,735 million. This one-off increase was regarded as a gain arising from deemed disposals of part of the group's interests in associates, and has been recognised in the income statement.

These gains were slightly offset by lower gains from financial investments as 2006 included profit on the disposal of part of the group's stake in UTI Bank. In addition, there were lower profits made on property sales in 2007 compared with 2006.

Consolidated Income Statement

                                                            Year ended  Year ended
Figures in HK$m                                                31Dec07     31Dec06

Interest income                                                144,153     115,928
Interest expense                                               (81,392)    (64,829)
Net interest income                                             62,761      51,099
Fee income                                                      41,149      26,554
Fee expense                                                     (6,208)     (4,150)
Net fee income                                                  34,941      22,404
Net trading income                                              16,056       8,918
Net income from financial instruments designated at fair
  value                                                          6,201       2,670
Gains less losses from financial investments                       892       1,466
Gains arising from dilution of investments in associates         4,735           -
Dividend income                                                    693         749
Net earned insurance premiums                                   23,695      21,846
Other operating income                                           4,056       5,653
Total operating income                                         154,030     114,805
Net insurance claims incurred and movement in
  policyholders' liabilities                                   (27,021)    (22,480)
Net operating income before loan impairment charges and
  other credit risk provisions                                 127,009      92,325
Loan impairment charges and other credit risk provisions        (5,805)     (4,809)
Net operating income                                           121,204      87,516
Employee compensation and benefits                             (26,431)    (21,042)
General and administrative expenses                            (18,039)    (14,949)
Depreciation of property, plant and equipment                   (2,096)     (1,905)
Amortisation of intangible assets                                 (612)       (343)
Total operating expenses                                       (47,178)    (38,239)
Operating profit                                                74,026      49,277
Share of profit in associates and joint ventures                 4,735       2,739
Profit before tax                                               78,761      52,016
Tax expense                                                    (13,456)     (9,411)
Profit for the year                                             65,305      42,605

Profit attributable to shareholders                             58,028      37,709
Profit attributable to minority interests                        7,277       4,896

Extract from the Consolidated Balance Sheet

Figures in HK$m                                             At 31Dec07  At 31Dec06

ASSETS
Cash and short-term funds                                      794,923     518,022
Items in the course of collection from other banks              20,357      46,519
Placings with banks maturing after one month                    60,328     104,037
Certificates of deposit                                         97,358      73,200
Hong Kong SAR Government certificates of indebtedness          108,344     102,374
Trading assets                                                 360,704     338,792
Financial assets designated at fair value                       63,152      50,514
Derivatives                                                    180,440      99,167
Advances to customers                                        1,212,086   1,043,782
Financial investments                                          532,243     484,841
Amounts due from Group companies                               364,724     161,118
Investments in associates and joint ventures                    39,832      25,534
Goodwill and intangible assets                                  12,309      10,428
Property, plant and equipment                                   33,356      29,159
Deferred tax assets                                              1,566       1,245
Retirement benefit assets                                          123       2,191
Other assets                                                    70,094      59,917
Total assets                                                 3,951,939   3,150,840

LIABILITIES
Hong Kong SAR currency notes in circulation                    108,344     102,374
Items in the course of transmission to other banks              31,586      57,226
Deposits by banks                                              169,177     108,125
Customer accounts                                            2,486,106   1,989,467
Trading liabilities                                            265,675     272,545
Financial liabilities designated at fair value                  38,147      36,554
Derivatives                                                    173,322      98,659
Debt securities in issue                                        84,523      69,195
Retirement benefit liabilities                                   1,537         465
Amounts due to Group companies                                  65,846      31,356
Other liabilities                                               70,203      56,478
Liabilities under insurance contracts issued                    91,730      61,350
Current tax liabilities                                          5,833       4,500
Deferred tax liabilities                                         5,148       4,284
Subordinated liabilities                                        18,500      16,353
Preference shares                                               90,328      76,464
Total liabilities                                            3,706,005   2,985,395

EQUITY
Share capital                                                   22,494      22,494
Other reserves                                                  83,952      35,514
Retained profits                                               107,908      80,942
Proposed fourth interim dividend                                 6,500       6,500
Total shareholders' equity                                     220,854     145,450
Minority interests                                              25,080      19,995
                                                               245,934     165,445
Total equity and liabilities                                 3,951,939   3,150,840

Consolidated Statement of Recognised Income and Expense

                                                            Year ended  Year ended
Figures in HK$m                                                31Dec07     31Dec06


Available-for-sale investments:
- fair value changes taken to equity                            35,801      25,115
- fair value changes transferred to the income statement
  on disposal or impairment                                       (959)     (1,464)
- fair value changes transferred to the income statement
  on hedged items due to hedged risk                              (594)       (105)

Cash flow hedges:
- fair value changes taken to equity                               555        (165)
- fair value changes transferred to the income statement           632       2,277

Property revaluation:
- fair value changes taken to equity                             3,291       1,977

Share of changes in equity of associates and joint
  ventures                                                          14        (186)
Exchange differences                                             6,292       2,779
Actuarial (losses)/gains on post-employment benefits            (3,568)         93
                                                                41,464      30,321
Net deferred tax on items taken directly to equity                  45        (738)
Total income and expense taken to equity during the year        41,509      29,583
Profit for the year                                             65,305      42,605
Total recognised income and expense for the year               106,814      72,188


Total recognised income and expense for the year
  attributable to:
- shareholders                                                  98,085      66,448
- minority interests                                             8,729       5,740
                                                               106,814      72,188

Consolidated Cash Flow Statement

                                                            Year ended  Year ended
Figures in HK$m                                                31Dec07     31Dec06

Operating activities
Cash generated from operations                                 292,331      88,942
Interest received on financial investments                      21,393      17,527
Dividends received on financial investments                        585         711
Dividends received from associates                               1,208         766
Taxation paid                                                  (11,942)     (6,159)

Net cash inflow from operating activities                      303,575     101,787

Investing activities
Purchase of financial investments                             (436,191)   (402,459)
Proceeds from sale or redemption of financial investments      443,128     361,794
Purchase of property, plant and equipment                       (3,197)     (2,085)
Proceeds from sale of property, plant and equipment and
  assets held for sale                                           1,214       4,176
Purchase of other intangible assets                             (1,271)     (1,142)
Net cash outflow in respect of the acquisition of and
  increased shareholding in subsidiary companies                  (134)        (22)
Net cash inflow in respect of the sale of subsidiary
  companies                                                        111         409
Net cash inflow/(outflow) in respect of the purchase of
  interests in business portfolios                               1,999        (775)
Net cash outflow in respect of the purchase of
  interests in associates and joint ventures                    (3,628)       (462)
Proceeds from the sale of interests in business portfolios       1,948      16,501
Proceeds from the sale of interests in associates                  238           -
Net cash inflow/ (outflow) from investing activities             4,217     (24,065)

Net cash inflow before financing                               307,792      77,722

Financing
Issue of preference share capital                               13,587       4,277
Change in minority interests                                       688         976
Repayment of subordinated liabilities                             (463)     (1,018)
Issue of subordinated liabilities                                2,345       4,661
Ordinary dividends paid                                        (23,000)    (18,757)
Dividends paid to minority interests                            (5,153)     (3,841)
Interest paid on preference shares                              (5,144)     (3,935)
Interest paid on subordinated liabilities                       (1,166)       (946)
Net cash outflow from financing                                (18,306)    (18,583)

Increase in cash and cash equivalents                          289,486      59,139


Additional Information

1. Net interest income

                                                            Year ended  Year ended
Figures in HK$m                                                31Dec07     31Dec06

Net interest income                                             62,761      51,099
Average interest-earning assets                              2,649,116   2,212,521
Net interest spread                                               2.05%       1.92%
Net interest margin                                               2.37%       2.31%

Included in the above is interest income accrued on impaired financial assets of HK$400 million (2006: HK$309 million), including unwinding of discounts on loan impairment losses of HK$308 million (2006: HK$196 million).

Net interest income of HK$62,761 million was HK$11,662 million, or 22.8 per cent, higher than in 2006. Higher income was attributable to strong balance sheet growth and improved deposit spreads throughout the region, coupled with higher balance sheet management income.

Net interest income in Personal Financial Services rose by HK$5,949 million, or
19.8 per cent, partly due to strong growth in the deposit base in Hong Kong and in the region. Lending growth also contributed to the increase in interest income, particularly personal instalment loans in India, South Korea, Thailand and at Hang Seng Bank, and credit cards in the Philippines, India, Singapore, Australia and at Hang Seng Bank. In addition, strong returns were generated on investments held by the group's insurance companies, benefiting from higher yields and growth in portfolio size. Net interest income in Commercial Banking was HK$3,069 million, or 21.9 per cent higher than in 2006, mainly due to balance sheet growth, notably in Hong Kong, India and mainland China, and the widening of deposit spreads. In Global Banking and Markets, net interest income increased significantly as a result of strong balance sheet management income, reflecting the replacement of maturing assets at higher yields. This was coupled with business growth in the payments and cash management and securities services businesses and improved deposit spreads, notably in mainland China, India, Hong Kong and Taiwan.

Average interest-earning assets rose by HK$436.6 billion, or 19.7 per cent, to HK$2,649.1 billion. Average advances to customers grew by HK$95.4 billion, or
9.1 per cent, with strong increases in corporate loans in India, mainland China and at Hang Seng Bank, and a small rise in average mortgage balances in Hong Kong, coupled with stronger growth in India and Singapore. These were partly offset by the disposal of the broker-originated mortgage businesses in Australia. Average credit card balances rose in most areas, notably Hong Kong, India, Australia, the Philippines, Thailand and Singapore, and personal instalment loans grew, most significantly in India, South Korea and Thailand. Average placements with banks were HK$174.3 billion higher, and holdings of available-for-sale securities rose by HK$85.8 billion, reflecting the deployment of the commercial surplus.

The group's net interest margin of 2.37 per cent for 2007 was six basis points higher than in 2006. Net interest spread improved by 13 basis points, while the contribution from net free funds declined by seven basis points, reflecting the deployment of funds into trading assets.

For the bank in Hong Kong, net interest margin increased by one basis point to
2.27 per cent. Spread rose by 11 basis points, benefiting from higher yields on money market placements, debt securities and term lending, and improved deposit spreads in current and savings accounts, but was partly offset by lower spread on mortgages as the Hong Kong dollar Best Lending Rate decreased. The contribution from net free funds decreased by 10 basis points, primarily due to the reduction of free funds as a result of redeployment of surplus funds into trading assets.

At Hang Seng Bank, net interest margin improved by 12 basis points to 2.54 per cent, benefiting from wider deposit spreads and better yields on the balance sheet management portfolio. Balance sheet management income improved as lower yielding securities gradually matured and were replaced by higher yielding assets. Net interest spread rose by 15 basis points to 1.98 per cent, whilst the contribution from net free funds decreased by three basis points. Higher net interest spread was attributable to the increase of average customer deposits, mainly in lower cost savings balances, and wider deposit spreads. However, the pricing of residential mortgages and corporate lending remained under pressure due to intense market competition.

In the rest of Asia-Pacific, net interest margin at 2.25 per cent was nine basis points higher than in 2006, and spread increased by 12 basis points to 2.06 per cent. In mainland China, spread improved as the increase in lending rates outweighed the rise in deposit rates, supported by an increase in low cost customer deposits. Spread improved in Indonesia as funding costs decreased following interest rate cuts. In the Philippines, local interest rates dropped but strong growth in high yielding credit card receivables more than offset the decline in yields for other lending products. Taiwan benefited from improved spreads on customer accounts, whereas Singapore saw higher spreads on mortgages and cards as funding costs decreased. The contribution from net free funds dropped by three basis points mainly due to an increase in the redeployment of funding to trading assets in Australia, South Korea and mainland China, which was partly offset by a rise in both market interest rate and non-interest bearing account balances in India.

2. Net fee income

Figures in HK$m                                                      2007     2006

Account services                                                    1,625    1,501
Credit facilities                                                   1,471    1,245
Import/export                                                       3,360    2,956
Remittances                                                         1,653    1,437
Securities/stockbroking                                            11,874    5,267
Cards                                                               4,321    4,335
Insurance                                                             889      315
Unit trusts                                                         4,714    2,326
Funds under management                                              4,833    2,974
Other                                                               6,409    4,198

Fee income                                                         41,149   26,554

Fee expense                                                        (6,208)  (4,150)

                                                                   34,941   22,404

Net fee income was HK$12,537 million, or 56.0 per cent, higher than in 2006.

Securities broking and custody fees rose by 125 per cent, reflecting significantly higher stock market turnover in Hong Kong. The buoyant stock markets also stimulated demand for unit trusts and investment funds in Hong Kong, South Korea, Taiwan and India, and fee income increased by 80.1 per cent.

Trade finance income was 13.7 per cent higher, notably in India, mainland China and Hong Kong, and in part due to the transfer into the group of HSBC's South African banking operations in the second quarter of 2007. Remittance and other account fees grew, reflecting the group's strong transactional capabilities.

Card fees were in line with the disposal of the card acquiring business and the decline in card fees in Taiwan as a result of the 2006 credit crisis largely was offset by strong growth in issuing fees elsewhere in the region, notably India, Hong Kong and the Philippines due to an increase in the number of cards in circulation and higher cardholder spending.

'Other' includes investment banking fees. These fees were higher than the previous year as the group won several notable IPO mandates in Hong Kong, and there was an increase in commissions from fellow HSBC Group companies in respect of treasury business.

3. Net trading income

Figures in HK$m                                                       2007    2006

Dealing profits                                                     12,831  10,001

Net gain from hedging activities                                        63      16

Net interest income/(expense)                                        2,678  (1,307)

Dividend income from trading securities                                484     208

                                                                    16,056   8,918

Trading income rose by 80 per cent to HK$16,056 million. Foreign exchange profits benefited from an increase in trading activity against a backdrop of increasing demand for local currency assets as foreign investors sought to participate in local stock markets, coupled with favourable positioning as the US dollar weakened. Revenues grew strongly in the equities and equity derivatives business, reflecting previous investment in business expansion and buoyant stock markets.

4. Gains less losses from financial investments

Figures in HK$m                                                        2007   2006

Gains on disposal of available-for-sale securities                      892  1,466


The profit on the disposal of available-for-sale securities in 2007 largely comprises gains on the sale of equity shares and further disposals of Philippine government securities. Prior year gains include the profits made on the sale of part of the group's stake in UTI Bank in India, and also on Philippine government securities.

5. Other operating income

Figures in HK$m                                                        2007   2006

Rental income from investment properties                                151    196
Movement in present value of in-force insurance business                950  1,124
Gains on investment properties                                          564    475
Profit on disposal of property, plant and equipment, and
  assets held for sale                                                   64    981
Profit on disposal of subsidiaries, associates and
  business portfolios                                                    96    904
Surplus arising on property revaluation                                 122     70
Other                                                                 2,109  1,903
                                                                      4,056  5,653

Profit on the disposal of property, plant and equipment was lower than in 2006 due to the non-recurrence of gains made on the sale of a property in Japan and lower gains from the disposal of Hang Seng Bank properties.

Profit on disposal of subsidiaries, associates and business portfolios was lower than 2006 due to the non-recurrence of gains made on the disposal of the stockbroking, margin lending and broker originated mortgage businesses in Australia.

'Other' mainly comprises recoveries of IT and other operating costs from fellow HSBC Group companies which were incurred on their behalf.

6. Gains arising from dilution of investments in associates

During the year, three associates of the group, Bank of Communications, Industrial Bank and Techcombank issued new shares. The group was not able to subscribe for any additional shares issued under these offers and, as a result, its interests in the associates' equity decreased from 19.90 per cent to 18.60 per cent, from 15.98 per cent to 12.78 per cent and from 15.0 per cent to 14.44 per cent respectively. The interest in Bank of Communications was subsequently increased to 19.01 per cent through additional share acquisitions.

The net assets of both Bank of Communications and Industrial Bank increased substantially when they received proceeds from their respective new share issues. After the new issues, the group's share of the net assets of the three associates increased by HK$4,735 million compared with the share of the net assets immediately prior. This increase in the group's share of net assets was regarded as a gain arising from deemed disposals of part of its interests in the associates and is presented in the consolidated income statement.

The gains resulting from the dilution of the group's investments in the associates were: HK$3,228 million for Bank of Communications; HK$1,465 million for Industrial Bank; and HK$42 million for Techcombank.

The dilution of the interests does not affect the classification of the group's investments as investments in associates.

7. Loan impairment charges and other credit risk provisions

Figures in HK$m                                                        2007   2006

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
  New allowances                                                      1,884  1,314
  Releases                                                             (646)  (869)
  Recoveries                                                           (197)  (212)
                                                                      1,041    233

- Net charge for collectively assessed
  impairment allowances                                               4,619  4,468
                                                                      5,660  4,701

Net charge for other credit risk provisions                             145    108

Net charge for loan impairment and
  other credit risk provisions                                        5,805  4,809

The net charge for loan impairment and other credit risk provisions was HK$996 million higher than in 2006.

The charge for new individually assessed allowances was higher, largely attributable to the downgrading of certain corporate customers with activities in Thailand, Hang Seng Bank, India and Sri Lanka. The increase was partly offset by lower corporate charges in Singapore, mainland China and Japan. Releases and recoveries were lower, mainly relating to companies in Hong Kong, mainland
China, Australia and Indonesia.

The net charge for collectively assessed allowances increased. Charges increased in India, Hong Kong and Thailand, reflecting higher credit card and other personal lending volumes.

8. Employee compensation and benefits

Figures in HK$m                                                       2007    2006

Wages, salaries and other costs                                     16,687  14,302
Performance-related pay                                              8,317   5,501
Social security costs                                                  327     283
Retirement benefit costs                                             1,100     956
                                                                    26,431  21,042
Staff numbers by region^

                                                            At 31Dec07  At 31Dec06

Hong Kong                                                       26,169      26,496
Rest of Asia-Pacific                                            33,167      27,518
Americas/Europe                                                     18          17
Total                                                           59,354      54,031

^ Full-time equivalent

Staff costs increased by HK$5,389 million, or 25.6 per cent, compared with 2006.
Wages and salaries rose by 16.7 per cent, in line with planned increases in headcount throughout the region, and due to annual salary rises notably in Hong
Kong, mainland China, India, Singapore and South Korea. Staff numbers rose significantly in India reflecting the establishment of the consumer finance business and expansion of the sales force, and in mainland China to support new branch openings. Performance-related pay increased in line with improved operating revenues, higher dealing income and the increase in headcount.

9. General and administrative expenses

Figures in HK$m                                                       2007    2006

Premises and equipment
- Rental expenses                                                    1,957   1,557
- Amortisation of prepaid operating lease
  payments                                                              59      58
- Other premises and equipment                                       2,750   2,463
                                                                     4,766   4,078

Marketing and advertising expenses                                   4,170   3,587

Other administrative expenses                                        9,537   7,268

Litigation and other provisions                                       (434)     16

                                                                    18,039  14,949

The increase in general and administrative expenses of HK$3,090 million, or 20.7 per cent, reflected additional costs incurred in business expansion throughout the region. Premises and equipment costs rose due to new branch openings and rent increases. Marketing expenditure was higher due in part to increased credit card bonus point redemption costs in Hong Kong, brand advertising at airports in mainland China, and retail banking promotions at Hang Seng Bank. Technology costs also increased as the group continued to improve its customer relationship management systems and internet banking capabilities. Litigation and other provisions recognised an improvement in 2007 due to the release of two significant provisions.

10. Share of profit in associates and joint ventures

Share of profit in associates and joint ventures principally included the group's share of post-tax profits from Bank of Communications and Industrial Bank, and amortisation of intangible assets arising on acquisition.

11. Tax expense

The tax expense in the consolidated income statement comprises:

Figures in HK$m                                                        2007   2006

Current income tax
- Hong Kong profits tax                                               8,279  5,506
- Overseas taxation                                                   4,651  3,955
Deferred taxation                                                       526    (50)
                                                                     13,456  9,411

The effective rate of tax for 2007 was 17.1 per cent compared with 18.1 per cent in 2006. The decrease was mainly as a result of the HK$4,735 million of dilution gains recognised in the year being non-taxable.

12. Dividends

                                                     2007               2006
                                                    HK$    HK$m        HK$    HK$m
                                              per share          per share

Dividends paid on ordinary share capital
- In respect of the previous financial year,
  approved and paid during the year                0.72   6,500       0.50   4,500
- In respect of the current financial year         1.84  16,500       1.58  14,257
                                                   2.56  23,000       2.08  18,757

The Directors have declared a fourth interim dividend in respect of the financial year ended 31 December 2007 of HK$6,500 million (HK$0.72 per ordinary share).

13. Advances to customers

Figures in HK$m                                             At 31Dec07  At 31Dec06

Gross advances to customers                                  1,219,346   1,050,625

Impairment allowances
- Individually assessed                                         (2,182)     (2,118)
- Collectively assessed                                         (5,078)     (4,725)
                                                                (7,260)     (6,843)
                                                             1,212,086   1,043,782

Allowances as a percentage of
  gross advances to customers:
- Individually assessed                                           0.18%       0.20%
- Collectively assessed                                           0.42%       0.45%
Total allowances                                                  0.60%       0.65%

14. Impairment allowances against advances to customers

                                                Individually  Collectively
                                                    assessed      assessed
Figures in HK$m                                   allowances    allowances   Total

At 1Jan07                                              2,118         4,725   6,843
Amounts written off                                   (1,301)       (4,885) (6,186)
Recoveries of advances written off in
  previous years                                         197           696     893
Net charge to income statement (Note 7)                1,041         4,619   5,660
Unwinding of discount on loan
  impairment                                             (89)         (219)   (308)
Exchange and other adjustments                           216           142     358

At 31Dec07                                             2,182         5,078   7,260

15. Impaired advances to customers and allowances

The geographical information shown below, and in notes 16, 17 and 18, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

                                                                   Rest of
Figures in HK$m                                    Hong Kong  Asia-Pacific   Total

Year ended 31Dec07

Impairment allowance charge                            1,654         4,006   5,660

At 31 December 2007

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances                                3,380         5,003   8,383

Individually assessed allowances                      (1,028)       (1,154) (2,182)
                                                       2,352         3,849   6,201

Individually assessed allowances
  as a percentage of gross
  impaired advances                                     30.4%         23.1%   26.0%

Gross impaired advances as a
  percentage of gross advances to
  customers                                              0.5%          0.9%    0.7%

Year ended 31Dec06

Impairment allowance charge                            1,228         3,473   4,701

At 31 December 2006

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances                                3,530         5,071   8,601

Individually assessed allowances                      (1,016)       (1,102) (2,118)
                                                       2,514         3,969   6,483

Individually assessed allowances
  as a percentage of gross impaired advances            28.8%         21.7%   24.6%

Gross impaired advances as a
  percentage of gross advances to
  customers                                              0.6%          1.2%    0.8%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

The individually assessed allowances are made after taking into account the value of collateral in respect of such advances.

16. Overdue advances to customers

                                                                       Rest of
Figures in HK$m                                        Hong Kong  Asia-Pacific  Total

At 31Dec07

Gross advances to customers which have
  been overdue with respect to either
  principal or interest for periods of:

- more than three months but not more than six months        737         1,403  2,140

- more than six months but not more than one year            223           837  1,060

- more than one year                                         637         1,042  1,679
                                                           1,597         3,282  4,879

Overdue advances to customers as a
  percentage of gross advances to
  customers:

- more than three months but not more than six months        0.1%          0.3%   0.2%

- more than six months but not more than one year            0.0%          0.2%   0.1%

- more than one year                                         0.1%          0.2%   0.1%
                                                             0.2%          0.7%   0.4%

At 31Dec06

Gross advances to customers which have been overdue with respect to either principal or interest for periods of:

- more than three months but not more than six months        938         1,287  2,225

- more than six months but not more than one year            384           595    979

- more than one year                                       1,238           859  2,097
                                                           2,560         2,741  5,301

Overdue advances to customers as a percentage of gross advances to customers:

- more than three months but not more than six months        0.1%          0.3%   0.2%

- more than six months but not more than one year            0.1%          0.1%   0.1%

- more than one year                                         0.2%          0.2%   0.2%
                                                             0.4%          0.6%   0.5%

As at 31 December 2007 and 31 December 2006, there were no advances to banks and other financial institutions that were overdue for more than three months.

17. Rescheduled advances to customers

                                                                       Rest of
Figures in HK$m                                        Hong Kong  Asia-Pacific  Total

At 31Dec07

Rescheduled advances to customers                          1,610         1,620  3,230

Rescheduled advances to customers as a
  percentage of gross advances to customers                  0.2%          0.3%   0.3%

At 31Dec06

Rescheduled advances to customers                          1,730         2,307  4,037

Rescheduled advances to customers as a
  percentage of gross advances to customers                  0.3%          0.6%   0.4%


As at 31 December 2007 and 31 December 2006, there were no rescheduled advances to banks and other financial institutions.

Rescheduled advances to customers are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for more than three months and which are included in 'Overdue advances to customers' (Note 16).

18. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.


                                                     Rest of  Americas/
Figures in HK$m                      Hong Kong  Asia-Pacific     Europe      Total

At 31Dec07

Residential mortgages                  197,712       128,650          4    326,366

Hong Kong SAR Government's Home
  Ownership Scheme, Private Sector
  Participation Scheme and Tenants
  Purchase Scheme mortgages             30,738             -          -     30,738

Credit card advances                    35,279        25,926          -     61,205

Other personal                          41,567        40,115          1     81,683
Total personal                         305,296       194,691          5    499,992

Commercial, industrial and
  international trade                  138,331       200,475          -    338,806

Commercial real estate                  94,748        46,391          -    141,139

Other property-related lending          63,697        20,936          -     84,633

Government                               2,587         6,338          -      8,925

Other commercial                        40,369        52,752          -     93,121
Total corporate and commercial         339,732       326,892          -    666,624

Non-bank financial institutions         19,363        29,344          -     48,707

Settlement accounts                      3,798           225          -      4,023
Total financial                         23,161        29,569          -     52,730

Gross advances to customers            668,189       551,152          5  1,219,346

Impairment allowances                   (2,932)       (4,328)         -     (7,260)

Net advances to customers              665,257       546,824          5  1,212,086

At 31Dec06

Residential mortgages                  191,522       112,900          5    304,427

Hong Kong SAR Government's Home
  Ownership Scheme, Private Sector
  Participation Scheme and Tenants
  Purchase Scheme mortgages             31,708             -          -     31,708

Credit card advances                    31,315        19,999          -     51,314

Other personal                          30,778        35,908          1     66,687
Total personal                         285,323       168,807          6    454,136

Commercial, industrial and
  international trade                  130,994       133,560          -    264,554

Commercial real estate                  94,706        36,052          -    130,758

Other property-related lending          53,832        15,627          -     69,459

Government                               4,283         6,727          -     11,010

Other commercial                        43,186        38,781          -     81,967
Total corporate and commercial         327,001       230,747          -    557,748

Non-bank financial institutions         18,138        16,471          -     34,609

Settlement accounts                      3,774           358          -      4,132
Total financial                         21,912        16,829          -     38,741

Gross advances to customers            634,236       416,383          6  1,050,625

Impairment allowances                   (2,838)       (4,005)         -     (6,843)

Net advances to customers              631,398       412,378          6  1,043,782

Net advances to customers increased by HK$168 billion, or 16.1 per cent, since the end of 2006.

Net advances in Hong Kong grew by HK$34 billion, or 5.4 per cent, since the end of 2006. Mortgage balances grew by 3.2 per cent underpinned by stable domestic interest rates. Credit card balances increased 12.7 per cent following the launch of a number of credit card programmes. Lending to corporate and commercial customers increased 3.9 per cent as lending to manufacturers who were expanding their operations in mainland China increased.

In the rest of Asia-Pacific, net advances rose by HK$134 billion, or 32.6 per cent, since the end of 2006. Mortgage balances grew by 14.0 per cent with increases in Australia, India and Singapore. Credit card advances rose by 29.6 per cent, notably in Australia, India, Thailand and the Philippines, and the growth in other personal lending was attributable to continued business expansion in India. Lending to corporate and commercial customers rose by 41.7 per cent, notably in mainland China, Vietnam, India and Mauritius.

19. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong.

Figures in HK$m                                         At 31Dec07      At 31Dec06

Gross advances to customers for use in Hong Kong

Industrial, commercial and financial
Property development                                        47,217          46,352
Property investment                                        116,331          99,580
Financial concerns                                          10,731          10,136
Stockbrokers                                                 2,669             964
Wholesale and retail trade                                  38,502          36,101
Manufacturing                                               21,526          17,331
Transport and transport equipment                           26,381          27,408
Recreational activities                                        238             442
Information technology                                       2,504           2,494
Others                                                      40,674          40,676
                                                           306,773         281,484

Individuals
Advances for the purchase of flats under the
  Hong Kong SAR Government's Home
  Ownership Scheme, Private Sector
  Participation Scheme and Tenants
  Purchase Scheme                                           30,738          31,708
Advances for the purchase of other
  residential properties                                   176,591         171,014
Credit card advances                                        35,279          31,315
Others                                                      37,188          26,966
                                                           279,796         261,003

Gross advances to customers for use in Hong Kong           586,569         542,487
Trade finance                                               65,149          56,121

Gross advances to customers for use outside Hong
  Kong made by branches of the bank and subsidiary
  companies in Hong Kong                                    16,471         35,628

Gross advances to customers made by branches of
  the bank and subsidiary companies in Hong Kong           668,189         634,236

Gross advances to customers made by branches of
  the bank and subsidiary companies outside
  Hong Kong:
  - Rest of Asia-Pacific                                   551,152         416,383
  - Americas/Europe                                              5               6

Gross advances to customers                              1,219,346       1,050,625


20. Cross-border exposure

The country risk exposures in the tables below are prepared in accordance with the HKMA Return of External Positions Part II: Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries and territories or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.

                                             Banks and
                                                 other    Public
                                             financial    sector
Figures in HK$m                           institutions  entities    Other    Total

At 31Dec07

Americas
United States                                   53,963    63,624   62,638  180,225
Other                                           48,643     2,713   51,189  102,545
                                               102,606    66,337  113,827  282,770

Europe
United Kingdom                                 322,972        17   46,218  369,207
Other                                          450,375     1,651   48,113  500,139
                                               773,347     1,668   94,331  869,346

Asia-Pacific excluding Hong Kong               241,481   104,092  171,184  516,757

At 31Dec06

Americas
United States                                   62,558    78,354   72,669  213,581
Other                                           38,585     6,568   47,393   92,546
                                               101,143    84,922  120,062  306,127

Europe
United Kingdom                                 138,625        17   24,324  162,966
Other                                          405,950     5,010   18,981  429,941
                                               544,575     5,027   43,305  592,907

Asia-Pacific excluding Hong Kong               213,292    93,968  116,242  423,502

21. Customer accounts

Figures in HK$m                                             At 31Dec07  At 31Dec06

Current accounts                                               417,786     292,450
Savings accounts                                               983,874     785,659
Other deposit accounts                                       1,084,446     911,358
                                                             2,486,106   1,989,467

Customer accounts increased by HK$497 billion, or 25 per cent, compared with the end of 2006.

In Hong Kong, customer accounts rose by HK$271 billion, or 18.8 per cent, largely in savings and other account balances, attributable to successful deposit campaigns and effective pricing which made savings products more attractive to customers. Deposits from personal customers increased by HK$101 billion, or 12.2 per cent.

In the rest of Asia-Pacific, customer accounts increased HK$226 billion, or 41.0 per cent, as the group continued to expand the deposit base throughout the region. The group's focus was on attracting mass affluent customers through HSBC Premier and increasing corporate balances by growing the payments and cash management business and the securities services business. Deposits from personal customers grew by HK$54 billion, or 26.7 per cent,notably in India, Australia and mainland China. Customer account balances held by corporate customers in Commercial Banking and Global Banking and Markets rose by HK$169 billion, or
49.5 per cent, largely in mainland China, India, Singapore and South Korea.

The group's advances-to-deposits ratio decreased to 48.8 per cent at 31 December 2007, from 52.5 per cent at 31 December 2006.

22. Reserves


Figures in HK$m                                                          At 31Dec07   At 31Dec06

Other reserves
- Property revaluation reserve                                                6,995        4,798
- Available-for-sale investment reserve                                      58,757       25,812
- Cash flow hedge reserve                                                       677         (166)
- Foreign exchange reserve                                                    8,887        2,805
- Other                                                                       8,636        2,265
                                                                             83,952       35,514
Retained profits                                                            107,908       80,942
Total reserves                                                              191,860      116,456

An amount of HK$4,180 million (excluding an amount of HK$555 million recognised in minority interests), being the amount of the gains arising from the dilution of investments in associates, has been transferred from retained profits to other reserves.

23. Contingent liabilities, commitments and derivatives

a Off-balance sheet contingent liabilities and commitments


Figures in HK$m                                                          At 31Dec07   At 31Dec06

Contingent liabilities and financial guarantee contracts
- Guarantees and irrevocable letters of credit pledged as collateral
  security                                                                  161,493      121,911
- Other contingent liabilities                                                  122           34
                                                                            161,615      121,945

Commitments
- Documentary credits and short-term trade-related transactions              54,803       34,538
- Forward asset purchases and forward forward deposits placed                   461          319
- Undrawn note issuing and revolving underwriting facilities                      -        1,166
- Undrawn formal standby facilities, credit lines and other commitments to lend:
  - 1 year and under                                                      1,037,691      887,680
  - over 1 year                                                              93,111       93,970
                                                                          1,186,066    1,017,673

The above table discloses the nominal principal amounts of third party off-balance sheet transactions, the amounts relating to other contingent liabilities and the nominal principal amounts relating to financial guarantee contracts. Contingent liabilities and commitments are mainly credit-related instruments which include non-financial guarantees and commitments to extend credit. Contractual amounts represent the amounts at risk should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

b Guarantees (including financial guarantee contracts)

The group provides guarantees and similar undertakings on behalf of both third party customers and other entities within the group. These guarantees are generally provided in the normal course of the banking business. The principal types of guarantees provided, and the maximum potential amount of future payments which the group could be required to make at 31 December 2007, were as follows:

                                                    At 31Dec07                       At 31Dec06

                                                               Guarantees                    Guarantees by
                                                             by the group                     the group in
                                            Guarantees in    in favour of    Guarantees in       favour of
                                          favour of third      other HSBC  favour of third      other HSBC
Figures in HK$m                                   parties  Group entities          parties  Group entities

Guarantee type
Financial guarantee contracts^                     26,157           3,912           22,195           4,229
Standby letters of credit which are
  financial guarantee contracts^^                  25,366              28           17,734              65
Other direct credit substitutes^^^                 30,384              21           27,778               4
Performance bonds^^^^                              35,666           3,628           25,962           3,078
Bid bonds^^^^                                       2,223             147            1,175             132
Standby letters of credit related to
  particular transactions^^^^                       4,942             137            1,703             102
Other transaction-related guarantees^^^^           27,559           4,509           20,685           1,654
                                                  152,297          12,382          117,232           9,264

^ Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss incurred because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. The amounts in the above table are nominal principal amounts.

^^ Standby letters of credit which are financial guarantee contracts are irrevocable obligations on the part of the group to pay third parties when customers fail to make payments when due.

^^^ Other direct credit substitutes include re-insurance letters of credit and trade-related letters of credit issued without provision for the issuing entity to retain title to the underlying shipment.

^^^^ Performance bonds, bid bonds, standby letters of credit and other transaction-related guarantees are undertakings by which the obligation on the group to make payment depends on the outcome of a future event.

The amounts disclosed in the above table reflect the group's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Approximately half of the above guarantees have a term of less than one year. Guarantees with terms of more than one year are subject to HSBC's annual credit review process.

c Contingencies

The group is named in and defending legal actions in a number of jurisdictions including Hong Kong, arising out of its normal business operations. None of the actions is regarded as material litigation, and none is expected to result in a significant adverse effect on the financial position of the group, either collectively or individually. Management believes that adequate provisions have been made in respect of such litigation.

24. Foreign exchange exposure

Foreign exchange exposures may be divided broadly into two categories: structural and non-structural. Structural exposures are normally long-term in nature and include those arising from investments in overseas subsidiaries, branches, associates and strategic investments as well as capital instruments denominated in currencies other than Hong Kong dollars. Non-structural exposures arise primarily from trading positions and balance sheet management activities. Non-structural exposures can arise and change rapidly. Foreign currency exposures are managed in accordance with the group's risk management policies and procedures.

The group had the following structural foreign currency exposures which exceeded 10 per cent of the total net structural exposure in all foreign currencies:


Figures in HK$m                                         Net structural position

At 31Dec07

Chinese renminbi                                                    104,825
  Indian rupee                                                       18,774

At 31Dec06

Chinese renminbi                                                     54,960
United States dollars                                                15,886

The increase in the Chinese renminbi structural position during 2007 was principally due to an increase in the valuation of the group's strategic long-term foreign currency equity investments.

The group had the following non-structural foreign currency positions which exceeded 10 per cent of the group's net non-structural positions in all foreign currencies:

                                       United States  Singapore   Brunei   Chinese
Figures in HK$m                              dollars    dollars  dollars  renminbi

At 31Dec07
Spot assets                                2,754,883     35,820   65,053   222,368
Spot liabilities                          (2,700,125)   (81,235) (26,586) (201,629)
Forward purchases                          3,584,670    258,370       58   252,162
Forward sales                             (3,653,773)  (206,637) (44,713) (274,787)
Net options position                          18,068          -        -         -
                                               3,723      6,318   (6,188)   (1,886)

At 31Dec06
Spot assets                                1,205,314    118,964   27,665    78,111
Spot liabilities                          (1,222,334)  (140,566)    (107)  (69,689)
Forward purchases                          2,222,005    168,534   24,949    97,130
Forward sales                             (2,210,290)  (141,505) (57,857) (104,949)
Net options position                            (132)         -        -         -
                                              (5,437)     5,427   (5,350)      603

25. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Interest is charged based on market rates. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions with the elimination shown in a separate column.

Consolidated income statement

                                                                                 Intra-
Figures in HK$m                                        Rest of   Americas/      segment
                                       Hong Kong  Asia-Pacific      Europe  elimination    Total

Year ended 31Dec07
Interest income                           96,700         54,384      1,079       (8,010) 144,153
Interest expense                         (54,538)       (33,877)      (995)       8,018  (81,392)
Net interest income                       42,162         20,507         84            8   62,761
Fee income                                27,644         14,355          1         (851)  41,149
Fee expense                               (3,930)        (3,116)       (13)         851   (6,208)
Net trading income/(loss)                  7,026          9,033          1           (4)  16,056
Net income from financial instruments
  designated at fair value                 5,322            883          -           (4)   6,201
Gains less losses from financial
  investments                                737            155          -            -      892
Gains arising from dilution of
  investments in associates                    -          4,735          -            -    4,735
Dividend income                              385            308          -            -      693
Net earned insurance premiums             21,934          1,761          -            -   23,695
Other operating income                     6,580            597         22       (3,143)   4,056
Total operating income                   107,860         49,218         95       (3,143) 154,030
Net insurance claims incurred and
  movement in policyholders'
  liabilities                            (25,044)        (1,977)         -            -  (27,021)
Net operating income before loan
  impairment charges and other
  credit risk provisions                  82,816         47,241         95       (3,143) 127,009
Loan impairment charges and
  other credit risk provisions            (1,799)        (4,006)         -            -   (5,805)
Net operating income                      81,017         43,235         95       (3,143) 121,204
Operating expenses                       (27,446)       (22,848)       (27)       3,143  (47,178)
Operating profit                          53,571         20,387         68            -   74,026
Share of profit in associates and
  joint ventures                             221          4,514          -            -    4,735
Profit before tax                         53,792         24,901         68            -   78,761
Tax expense                               (8,826)        (4,623)        (7)           -  (13,456)
Profit for the year                       44,966         20,278         61            -   65,305

Profit attributable to shareholders       38,605         19,362         61            -   58,028
Profit attributable to minority
  interests                                6,361            916          -            -    7,277

Year ended 31Dec06

Interest income                           82,301         40,151        884       (7,408) 115,928
Interest expense                         (46,490)       (24,960)      (804)       7,425  (64,829)
Net interest income                       35,811         15,191         80           17   51,099
Fee income                                17,347          9,925          -         (718)  26,554
Fee expense                               (3,030)        (1,826)       (12)         718   (4,150)
Net trading income/(loss)                  3,077          5,871        (13)         (17)   8,918
Net income from financial
  instruments designated at
  fair value                               2,048            622          -            -    2,670
Gains less losses from financial
  investments                              1,245            221          -            -    1,466
Dividend income                              525            224          -            -      749
Net earned insurance premiums             20,495          1,351          -            -   21,846
Other operating income                     6,171          2,073         22       (2,613)   5,653
Total operating income                    83,689         33,652         77       (2,613) 114,805
Net insurance claims incurred and
  movement in policyholders'
  liabilities                            (20,991)        (1,489)         -            -  (22,480)
Net operating income before loan
  impairment charges and other
  credit risk provisions                  62,698         32,163         77       (2,613)  92,325
Loan impairment charges and
  other credit risk provisions            (1,336)        (3,473)         -            -   (4,809)
Net operating income                      61,362         28,690         77       (2,613)  87,516
Operating expenses                       (23,534)       (17,287)       (31)       2,613  (38,239)
Operating profit                          37,828         11,403         46            -   49,277
Share of profit in associates and
  joint ventures                             150          2,589          -            -    2,739
Profit before tax                         37,978         13,992         46            -   52,016
Tax expense                               (6,079)        (3,317)       (15)           -   (9,411)
Profit for the year                       31,899         10,675         31            -   42,605

Profit attributable to shareholders       27,206         10,472         31            -   37,709
Profit attributable to minority
  interests                                4,693            203          -            -    4,896

26. Capital adequacy

The following table shows the capital adequacy ratio and the components of the capital base contained in the 'Capital Adequacy Ratio' return required to be submitted to the HKMA by The Hongkong and Shanghai Banking Corporation Limited on a consolidated basis that is specified by the HKMA under the requirement of section 98(2) of the Banking Ordinance.

The Banking (Capital) Rules ('the Rules') came into effect on 1 January 2007. The Hongkong and Shanghai Banking Corporation Limited uses the standardised (credit risk) approach and standardised (securitisation) approach to calculate its credit risk for non-securitisation exposures and credit risk for securitisation exposures respectively. It also uses the standardised (operational risk) approach and standardised (market risk) approach to calculate its operational risk and market risk respectively. However, an internal model approach is adopted for calculating the general market risk and a separate model is used for calculating the market risk relating to equity options. This basis is different from the basis used at 31 December 2006, and the numbers are therefore not strictly comparable.

Figures in HK$m

At 31Dec07

Composition of capital
Core Capital:
Paid-up ordinary share capital                                              21,040
Paid-up irredeemable non-cumulative preference shares                       51,882
Published reserves                                                          72,069
Profit and loss account                                                     29,543
Minority interests^^^^                                                      21,318
Less: Deduction from core capital                                          (11,111)
Less: 50% of total amount of deductible items (@50%)^^^^^                  (28,894)
Total core capital                                                         155,847

Supplementary Capital:
Property revaluation reserves^                                               5,869
Available-for-sale investments revaluation reserves^^                        4,434
Unrealised fair value gains from financial instruments
  designated at fair value through profit or loss                              137
Regulatory reserve^^^                                                        4,148
Collective provisions                                                        5,078
Perpetual subordinated debt                                                  9,415
Paid-up irredeemable cumulative preference shares                           16,610
Term subordinated debt                                                      11,970
Paid-up term preference shares                                              21,835
Less: 50% of total amount of deductible items (@50%)^^^^^                  (28,894)
Total supplementary capital                                                 50,602
Capital base                                                               206,449

Total deductible items^^^^^                                                 57,788

There is no relevant capital shortfall in any of the group's subsidiaries which are not included in its consolidation group for regulatory purposes.

^ Includes the revaluation surplus on investment properties which is reported as part of retained profits.

^^ Includes adjustments made in accordance with guidelines issued by the HKMA.

^^^ The regulatory reserve is maintained for satisfying the Banking Ordinance for prudential supervision.

^^^^ After deduction of minority interests in unconsolidated subsidiary companies.

^^^^^ Total deductible items are deducted from institution's core capital and supplementary capital.

The capital ratios on a consolidated basis calculated in accordance with the Rules are as follows:

                                                                     At 31Dec07

Capital adequacy ratio                                                    11.6%

Core capital ratio                                                         8.8%

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group. They are calculated in accordance with the Third Schedule of the Hong Kong Banking Ordinance.

This basis is different from the basis used at 31 December 2007, and the numbers are therefore not strictly comparable.

Figures in HK$m

At 31Dec06

Composition of capital

Tier 1:
Total shareholders' equity                                              145,450
Less: proposed dividend                                                 (6,500)
  property revaluation reserves^                                        (7,892)
  available-for-sale investment reserve^^                              (26,028)
  classified as regulatory reserve^^^                                   (1,689)
  goodwill                                                              (4,182)
  others                                                                  (138)
Irredeemable non-cumulative preference shares                            51,735
Minority interests^^^^                                                   17,483
Total qualifying tier 1 capital                                         168,239

Tier 2:
Property revaluation reserves (@70%)                                      5,524
Available-for-sale investment reserve (@70%)                             18,220
Collective impairment provision and regulatory reser                      6,610
Perpetual subordinated debt                                               9,370
Term subordinated debt                                                    9,849
Term preference shares                                                    8,165
Irredeemable cumulative preference shares                                16,563
Total qualifying tier 2 capital                                          74,301

Deductions                                                             (58,559)
Total capital                                                           183,981

Risk-weighted assets                                                  1,367,607

^ Includes the revaluation surplus on investment properties, which is now reported as part of retained profits.

^^   Includes adjustments made in accordance with guidelines issued by HKMA.

^^^ The regulatory reserve is maintained for the purpose of satisfying the Banking Ordinance for prudential supervision. Movements in this reserve are made in consultation with the HKMA.

^^^^ After deduction of minority interests in unconsolidated accounts of subsidiary companies.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the HKMA Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:

                                                                     At 31Dec06
Total capital                                                             13.5%

Tier 1 capital                                                            12.3%

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance, which does not take into account market risks, are as follows:

                                                                     At 31Dec06

Total capital                                                             13.0%

Tier 1 capital                                                            11.8%

27. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio of 25 per cent, calculated in accordance with the provisions of the Fourth Schedule of the Banking Ordinance. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.

                                                                    2007   2006
The average liquidity ratio for the year was as follows:

Hong Kong branches of the bank                                     57.0%  49.3%

28. Property revaluation

The group's premises and investment properties were revalued as at 30 September 2007 and updated for any material changes as at 31 December 2007. The basis of valuation was open market value or depreciated replacement cost.

Premises and investment properties in the Hong Kong SAR, the Macau SAR and mainland China, which represent 93 per cent by value of the group's properties subject to valuation, were valued by DTZ Debenham Tie Leung Limited. The valuations were carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. Properties in 11 other countries, which represent seven per cent by value of the group's properties, were valued by different independent professionally qualified valuers.

The September property revaluation, together with the revaluation of Hong Kong properties undertaken in June 2007, has resulted in an increase in the group's revaluation reserves of HK$2,432 million, net of deferred taxation of HK$658 million, and a credit to the income statement of HK$384 million. Of the HK$384 million credit to the income statement, HK$262 million represents the surplus on the revaluation of investment properties and HK$122 million relates to the reversal of previous revaluation deficits that had arisen when the value of certain premises fell below depreciated historical cost.

29. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the financial statements for the year ended 31 December 2006, as disclosed in the Annual Report and Accounts for 2006.

30. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the financial statements for the year ended 31 December 2007, which were approved by the Board of Directors on 3 March 2008 and will be delivered to the Registrar of Companies and the HKMA. The Auditors expressed an unqualified opinion on those financial statements in their report dated 3 March 2008. The Annual Report and Accounts for the year ended 31 December 2007, which include the financial statements, can be obtained on request from Group Communications, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and will be made available on our website: www.hsbc.com.hk. A further press release will be issued to announce the availability of this information.

31. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly held, wholly-owned subsidiary of HSBC Holdings plc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  03-03-2008